Exhibit 99.1

CENTOGENE Announces Nomination of Jonathan Sheldon to Supervisory Board

CAMBRIDGE, Mass. And ROSTOCK, Germany and BERLIN, Nov. 13, 2020 (Globe Newswire) ─ CENTOGENE (Nasdaq: CNTG), a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies, today announced the nomination of Dr. Jonathan G. Sheldon as a member of the Supervisory Board, which will be proposed to the shareholders at an upcoming Extraordinary General Meeting (EGM). Dr. Sheldon will also serve with immediate effect as a member ad interim of the Company’s Supervisory Board.

“We are excited to welcome Dr. Jonathan G. Sheldon as a new member of the Supervisory Board. Jonathan has been instrumental in building QIAGEN’s leading data interpretation offerings for scientific and clinical decision support. We look forward to benefiting from his contributions as we advance the use of CENTOGENE’s data repositories, which we believe to be by far the most comprehensive collection of such data in rare diseases." stated Dr. Flemming Ornskov, Chairman of the Supervisory Board of CENTOGENE.

Dr. Sheldon serves as Senior Vice President of the Digital Insights Business Area at QIAGEN N.V. (Nasdaq: QGEN; Frankfurt: QIA), a leading provider of molecular sample and assay technologies. Since 2018, he led QIAGEN’s Digital Insights global business. Prior to this, Jonathan served as Global Vice President at Oracle Health Sciences from 2010-2017.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge, including epidemiological and clinical data, as well as innovative biomarkers. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with over 3.6 billion weighted data points from approximately 570,000 patients representing over 120 different countries as of August 31, 2020.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. CENTOGENE believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of August 31, 2020, the Company collaborated with over 40 pharmaceutical partners covering over 45 different rare diseases.

Important Notice and Disclaimer

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company. However, these forward-looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please refer to the Risk Factors section in our Annual Report for the year ended December 31, 2019 on Form 20-F filed with the SEC on April 23, 2020, Form 6-K containing our financial results for the three months ended March 31, 2020, filed with the SEC on June 15, 2020 and other current reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

CENTOGENE
Ben Legg
Corporate Communications
press@centogene.com

FTI Consulting
Bridie Lawlor O’Boyle
+1.917.929.5684
bridie.lawlor@fticonsulting.com